

Prasanna Sai Raja Ratna Sai



EVP and Principal System Architect at EVONSYS

Greater Philadelphia · **Contact info**

500+ connections

Experience



Certified Lead System Architect
EVONSYS
Aug 2015 - Present · 6 yrs 7 mos
Wilmington, DE



Senior Tech Lead
Virtusa
Jan 2010 - Jul 2015 · 5 yrs 7 mos



Virtusa
2 yrs

    Senior S/W Engineer
    Jan 2007 - Jun 2008 · 1 yr 6 mos

    s/w Engineer
    Jul 2006 - Dec 2006 · 6 mos



System Architect
AIU, Makati City, Philippines
2006 - 2007 · 1 yr



QA Engineer
Virtusa Corp
Nov 2004 - Jun 2006 · 1 yr 8 mos